UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            CHART INDUSTRIES, INC.
                            ----------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                        (Title of Class of Securities)

                                   16115Q209
                                   ---------
                                (CUSIP Number)

               Merrill Lynch Pierce Fenner & Smith Incorporated
                             4 World Trade Center
                                  12th Floor
                           New York, New York 10080
                                (212) 449-2010

              ---------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 2, 2005
                          -------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                 SCHEDULE 13D

CUSIP No.: 16115Q209                                         Page 2 of 12 Pages

................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     MERRILL LYNCH & CO., INC.
................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]

     (b) [ ]
................................................................................

3.   SEC Use Only

................................................................................

4.   Source of Funds (See Instructions)

     Not Applicable
................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [X]
................................................................................

6.   Citizenship or Place of Organization

     Delaware

................................................................................

Number of Shares      7. Sole Voting Power         None
Beneficially Owned   .........................................................
by Each Reporting
Person With           8. Shared Voting Power       4,537,122 (See Item 5(a)(i))

                     .........................................................

                      9. Sole Dispositive Power    225,588 (See Item 5(a)(ii))

                     .........................................................

                     10. Shared Dispositive Power  None

................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,537,122

................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     84.6%

................................................................................

14.  Type of Reporting Person:

     HC; CO

                                 SCHEDULE 13D

CUSIP No.: 16115Q209                                         Page 3 of 12 Pages
................................................................................


1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

................................................................................

2.   Check the Appropriate Box if a Member of a Group

     (a) [X]

     (b) [ ]
................................................................................

3.   SEC Use Only

................................................................................

4.   Source of Funds (See Instructions)

     Not Applicable
................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [X]
................................................................................

6.   Citizenship or Place of Organization

     Delaware

................................................................................

Number of Shares      7. Sole Voting Power         None
Beneficially Owned   ..........................................................
by Each Reporting
Person With           8. Shared Voting Power       4,537,122 (See Item 5(a)(i))

                     ..........................................................

                      9. Sole Dispositive Power    225,588 (See Item 5(a)(ii))

                     ..........................................................
                     10. Shared Dispositive Power  None
................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,537,122

................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     84.6%

................................................................................

14.  Type of Reporting Person:

     BD; CO

                                                             Page 4 of 12 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Chart Industries, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated February 17, 2004 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the information disclosed in
Item 4 hereof. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement.


Item 1    Security and Issuer

          This Statement relates to the Shares of the Issuer. The address of the principal executive office of the Issuer is 5885 Landerbrook Drive, Suite 205, Cleveland, Ohio 44124.

Item 2    Identity and Background

          (a) This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)  Merrill  Lynch,   Pierce,   Fenner  &  Smith  Incorporated
                    ("MLPFS"); and

               (ii) Merrill Lynch & Co., Inc. ("MLC").

          (b) The address of the principal business office of MLPFS and MLC is 4 World Financial Center, New York, New York 10080. The directors and executive officers of MLC and MLPFS can be reached at the same address. A list of the directors and executive officers of MLC and MLPFS, along with their principal occupations is as follows:

For MLC:
--------

     -----------------------        ------------------------------------------------
          Directors                               Principal Occupations
     -----------------------        ------------------------------------------------

     E. Stanley O'Neal              Chairman of the Board and Chief Executive Officer of
                                    MLC

     Armando M. Codina              Chairman of the Board and Chief Executive Officer
                                    of Codina Group, Inc.

     Jill K. Conway                 Visiting Scholar, Massachusetts Institute of Technology

     Alberto Cribiore               Managing Principal of Brera Capital Partners LLC

     John D. Finnegan               Chairman of the Board, President and
                                    Chief Executive Officer of The Chubb Corporation

     Heinz-Joachim Neuberger        Executive Vice President and Chief Financial Officer of
                                    Siemans AG; Member of the Executive Committee of the
                                    Managing Board of Siemens AG

     David K. Newbigging            Chairman of the Board of Talbot Holdings Limited


                                                            Page 5 of 12 Pages

     Aulana L. Peters               Corporate Director; Partner, Retired, of Gibson, Dunn &
                                    Crutcher LLP

     Joseph W. Prueher              Corporate Director; U.S. Ambassador, Retired, to the
                                    People's Republic of China


     Ann N. Reese                   Co-Founder and Co-Executive Director of the Center for
                                    Adoption Policy

     Charles O. Rossotti            Senior Advisor to the Carlyle Group

     -----------------------        ------------------------------------------------
       Executive Officers                         Principal Occupations
     -----------------------        ------------------------------------------------

     E. Stanley O'Neal              Chairman of the Board and Chief Executive Officer

     Rosemary T. Berkery            Executive Vice President and General Counsel

     Robert C. Doll                 Senior Vice President and Chief Investment Officer and
                                    President of Merrill Lynch Investment Managers

     Ahmass L. Fakahany             Executive Vice President and Chief Administrative
                                    Officer

     Gregory J. Fleming             Executive Vice President and Co-President of Global
                                    Markets and Investment Banking

     James P. Gorman                Executive Vice President and President and Head of
                                    Corporate Acquisitions, Strategy and Research

     Do Woo Kim                     Executive Vice President and Co- President of Global
                                    Markets and Investment Banking

     Robert J. McCann               Executive Vice President and President of Global
                                    Private Client Group

     Jeffrey N. Edwards             Senior Vice President and Chief Financial Officer

For MLPFS:
----------

     -----------------------        ------------------------------------------------
          Directors                               Principal Occupations
     -----------------------        ------------------------------------------------

     Candace E. Browning            Director and Senior Vice President

     Gregory J. Fleming             Director and Executive Vice President

     James P. Gorman                Director and Executive Vice President



                                                            Page 6 of 12 Pages

     Do Woo Kim                     Director and Executive Vice President

     Robert J. McCann               Director, Chairman of the Board and Chief Executive
                                    Officer

     Carlos M. Morales              Director and Senior Vice President

     -----------------------        ------------------------------------------------
       Executive Officers                         Principal Occupations
     -----------------------        ------------------------------------------------

     Rosemary T. Berkery            Executive Vice President

     Ahmas L. Fakahany              Executive Vice President

     Joseph F. Regan                First Vice President and Chief Financial Officer




          (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors or executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws except as noted below:

          On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron Corp. ("Enron") inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. In 2003, Merrill Lynch agreed to pay $80 million to settle Securities and Exchange Commission ("SEC") charges that it aided and abetted Enron's fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the SEC will be made available to settle investor claims. In September 2003, the United States
Department of Justice (the "Justice Department") agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch's continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

          In March 2005, Merrill Lynch reached agreements with the State of New Jersey and the New York Stock Exchange ("NYSE") and reached an agreement in principal with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts ("FAs") who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators review. The settlement will result in aggregate payments of $13.5 million.

          In March 2005, Merrill Lynch reached an agreement in principal with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, will consent to a settlement that includes findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with

                                                            Page 7 of 12 Pages

regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a system error; and partial non-compliance with Continuing Education requirements. The settlement will result in a payment of $10 million to the NYSE.

          On April 28, 2003, the SEC, NYSE, National Association of Securities Dealers, Inc. ("NASD"), and state regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002 had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered into final judgments in connection with the April 28, 2003, research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief set forth in the regulators' announcements, brought to a conclusion the regulatory actions against Merrill Lynch related to alleged conflicts of interest affecting research analysts. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.

          (f) The Reporting Persons are corporations formed under the laws of the state of Delaware. To the best of the knowledge of the Reporting Person, all of the Reporting Person's executive officers and directors are United States citizens, with the following exceptions:

For MLC:

         Heinz-Joachim Neuberger - Citizen of Germany
         David K. Newbigging - Citizen of the United Kingdom
         Do Woo Kim - Citizen of the Republic of Korea

For MLPFS:

         Do Woo Kim - Citizen of the Republic of Korea

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following at the end thereof:

          On August 2, 2005, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Reserve Fund X, L.P., a Delaware limited partnership ("First Reserve"), CI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of First Reserve (the "Merger Subsidiary"), MLC, MLPFS, OCM Principal Opportunities Fund II, L.P., Audax Chart LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments III, L.P., Van Kampen Senior Loan Fund, GE Capital CFE, Inc., Arthur S. Holmes Trust U/A 03/04/03 and Christine H. Holmes Trust U/A 03/04/03 (collectively, the "Principal Stockholders").

          Subject to the terms and conditions of the Merger Agreement, the Merger Subsidiary has agreed to acquire all the outstanding shares of the Issuer for a cash purchase price of $65.74 per share, less the Issuer's transaction expenses. In addition, the holders of the Issuer's outstanding warrants and options will receive the same per share cash purchase price less the exercise price of the warrants and options. The Merger Subsidiary will first purchase the shares owned by the Principal Stockholders. Following the purchase of the Principal Stockholders' shares and the purchase of additional shares, if any,

                                                            Page 8 of 12 Pages

required for the Merger Subsidiary to own at least 90% of the Issuer, the Merger Subsidiary will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. The same per share price paid to the Principal Stockholders will be paid to the Issuer's remaining stockholders. The transaction is subject to the receipt of necessary approvals under applicable antitrust and competition laws and other customary closing conditions.

          The summary of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 8, 2005 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          According to information provided by the Issuer in the Merger Agreement, the number of Shares outstanding was 5,360,409 as of July 18, 2005.

          (a) (i) By virtue of being a party to the Investor Rights Agreement (the "Investor Rights Agreement") (a copy of which was previously filed as Exhibit 4 to the Initial Statement), the Reporting Persons, to the best of their knowledge, may be deemed to be the beneficial owner of 4,537,122 Shares, collectively held by the Stockholder Parties. This amount represents 84.6% of the total number of Shares outstanding.

          (ii) The Reporting Persons are the direct beneficial owners of 225,588 Shares. Their ability to vote or dispose of these shares is controlled by the terms of the Investor Rights Agreement (for a description of the terms of the Investor Rights Agreement see Exhibit 4 of the Initial Statement). This amount represents approximately 4.2% of the total number of Shares outstanding.

          (b) The Reporting Persons have the sole power to vote and dispose of 225,588 Shares, subject to the terms of the Investor Rights Agreement (for a description of the terms of the Investor Rights Agreement see Exhibit 4 of the Initial Statement).

          (c) Except for the transactions described in Item 4 herein, there have been no transactions effected with respect to the Shares since June 9, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Item 6 is hereby amended to add the following at the end thereof:

          The description of the Merger Agreement contained in Item 4 is incorporated herein by reference.

                                                            Page 9 of 12 Pages

Item 7.   Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                           Page 10 of 12 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2005               MERRILL LYNCH & CO., INC.


                                   By: /s/ Jonathan N. Santelli
                                       -------------------------
                                   Name:  Jonathan N. Santelli
                                   Title: Attorney-in-Fact*
                                          Assistant Secretary

Date: August 8, 2005               MERRILL LYNCH PIERCE FENNER & SMITH INC.


                                   By: /s/ Jonathan N. Santelli
                                       -------------------------
                                   Name:  Jonathan N. Santelli
                                   Title: Attorney-in-Fact**
                                          Assistant Secretary




-----------------------

* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached as Exhibit 3 to the Initial Schedule 13D.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached as Exhibit 4 to the Initial Schedule 13D.

                                                           Page 11 of 12 Pages

                                 EXHIBIT INDEX


Ex.                                                                                    Page No.
---                                                                                    --------

5.   Joint Filing Agreement, dated August 8, 2005 by and among Merrill Lynch
     Pierce Fenner & Smith Inc. and Merrill Lynch & Co., Inc. .................           12

6. Agreement and Plan of Merger, dated August 2, 2005, by and among the Issuer, First Reserve Fund X, L.P., CI Acquisition, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed on August 8, 2005).

                                                           Page 12 of 12 Pages

                                   EXHIBIT 5

                            JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Chart Industries, Inc. dated as of August 8, 2005 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: August 8, 2005               MERRILL LYNCH & CO., INC.


                                   By: /s/ Jonathan N. Santelli
                                       -------------------------
                                   Name:  Jonathan N. Santelli
                                   Title: Attorney-in-Fact*
                                          Assistant Secretary

Date: August 8, 2005               MERRILL LYNCH PIERCE FENNER & SMITH INC.


                                   By: /s/ Jonathan N. Santelli
                                       -------------------------
                                   Name:  Jonathan N. Santelli
                                   Title: Attorney-in-Fact**
                                          Assistant Secretary






------------------------

* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached as Exhibit 3 to the Initial Schedule 13D.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached as Exhibit 4 to the Initial Schedule 13D.